UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-31946

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA

PUERTO RICO RETIREMENT SAVINGS PLAN

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.

275 North Field Drive

Lake Forest, IL 60045

HOSPIRA PUERTO RICO RETIREMENT SAVINGS PLAN

UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

C O N T E N T S

Hospira Puerto Rico Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Unaudited)

	December 31,
	2014	2013
Assets
Investments, at fair value	$1,279,531	$897,927

Notes receivable from participants	64,807	32,400

NET ASSETS AVAILABLE FOR BENEFITS	$1,344,338	$930,327

The accompanying notes are an integral part of these statements.

Hospira Puerto Rico Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Unaudited)

Year ended December 31, 2014
Additions
Contributions
Employer	$64,655
Participant	61,246

Total contributions	125,901

Investment income
Net appreciation in fair value of investments	266,031
Interest and dividends	24,531

Net investment income	290,562

Interest income on notes receivable from participants	1,558

Net additions to net assets	418,021

Deductions
Benefits paid to participants	3,140
Other expenses	870

Total deductions from net assets	4,010

NET INCREASE IN NET ASSETS	414,011

Net assets available for benefits
Beginning of year	930,327

End of year	$1,344,338

The accompanying notes are an integral part of this statement.

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Unaudited)

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Puerto Rico Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan operates as a profit sharing plan containing a cash or deferred arrangement qualified under the applicable sections of the Internal Revenue Code for a New Puerto Rico, (“PR-Code”) and was established effective August 1, 2005 by the Plan sponsor, Hospira Puerto Rico, LLC (the “Company”), whose sole member is Hospira, Inc. (“Hospira”).

In general, Puerto Rico employees of the Company may voluntarily participate in the Plan as of the first day of the payroll period immediately following the date of hire.  Seasonal employees may join the Plan after one year of employment is completed.  Leased employees, independent contractors, employees subject to a collective bargaining agreement, employees considered United States expatriates and employees who do not perform services primarily in Puerto Rico are not eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Banco Popular de Puerto Rico serves as trustee of the Plan’s trust, the Hospira Puerto Rico Retirement Savings Trust.

Contributions and Vesting

Eligible employees electing to participate may contribute their eligible compensation in one percentage increments to the Plan, subject to certain limitations.  Eligible compensation is an employee’s regular base pay, including overtime as well as shift differentials, paid absences, and sales commissions.  Subject to the annual limits set by PR-Code, participants may choose to make their contributions from either pretax compensation, after-tax compensation, or both.  Participant contributions may be invested in any or all of the investment options.

Eligible employees who have not provided their elections to participate in the Plan within 60 days of employment will be automatically enrolled in the Plan and have 5% of their compensation contributed to the Plan on a pre-tax basis.  These contributions will be invested in a default fund until such employees make different elections.  The contribution percentage may be changed at any time.  Employees that do not wish to be automatically enrolled may opt out of the Plan.

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2014 and 2013

(Unaudited)

NOTE A - DESCRIPTION OF THE PLAN -- Continued

Contributions and Vesting — Continued

The amount of employer contributions made by the employer shall be in accordance with the following schedule:

If the employee contribution (as a percentage of compensation) is:	The employer contribution (as a percentage of compensation) will be:

2%	5.0%
3%	6.0%
4%	6.5%
5% or more	7.0%

If a participant’s pre-tax contributions reach the statutory pre-tax limit, the first 5% of such participant’s contributions will be automatically converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year, unless the participant elects otherwise.  Employer contributions are invested each pay period according to the employee’s investment elections.

Participants are at all times fully vested in their own and Company contributions.  Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or as direct rollovers, as applicable.  Also, participants with account balances of more than $5,000, exclusive of any rollovers, may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  While actively employed, participants are permitted to withdraw their after-tax contributions only, subject to certain limitations.

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2014 and 2013

(Unaudited)

NOTE A - DESCRIPTION OF THE PLAN -- Continued

Participant Accounts

Each participant’s account is credited with participant contributions, employer matching contributions, allocations of fund earnings or losses and any applicable administrative fees.

Notes Receivable from Participants

Participants may borrow from their pre-tax accounts amounts not to exceed the lesser of 50% of all of their Plan accounts or $50,000, subject to limitations and restrictions.  Participants pay interest on such borrowings at an interest rate of the prime rate as reported in The Wall Street Journal on the first day of the calendar month in which the loan is initiated.  Loans, limited to two per participant, must be repaid within five years (or the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to 15 years.  Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time.  For employees leaving the Company during the repayment period, the balance of the outstanding loan must be repaid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Investment Valuation

The Plan’s investments are reflected at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.  Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2014 and 2013

(Unaudited)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.              Quoted prices for similar assets or liabilities in active markets.

2.              Quoted prices for identical or similar assets or liabilities in inactive markets.

3.              Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Common stock:  Valued at the closing price reported on the active market on which the security is traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end, which is obtained from an active market.

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2014 and 2013

(Unaudited)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation — Continued

The following tables present the Plan’s investments by level within the fair value hierarchy as of December 31, 2014 and 2013:

		Fair Value Measurements at Reporting Date, Using:
Description	December 31, 2014	Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common stock
Hospira	$829,669	$829,669	$—	$—
Mutual funds
Bond Funds	10,969	10,969	—	—
Large Cap Growth Funds	117,023	117,023	—	—
International Equity Fund	23,992	23,992	—	—
Small/Mid Cap Growth Funds	25,303	25,303	—	—
Money Market Fund	2,000	2,000
Index Funds	270,575	270,575	—	—
Total mutual funds	449,862	449,862	—	—
Total assets at fair value	$1,279,531	$1,279,531	$—	$—

		Fair Value Measurements at Reporting Date, Using:
Description	December 31, 2013	Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common stock
Hospira	$541,011	$541,011	$—	$—
Mutual funds
Bond Funds	6,935	6,935	—	—
Large Cap Growth Funds	103,153	103,153	—	—
International Equity Fund	24,188	24,188	—	—
Small/Mid Cap Growth Funds	22,860	22,860	—	—
Money Market Fund	1,900	1,900
Index Funds	197,880	197,880	—	—
Total mutual funds	356,916	356,916	—	—
Total assets at fair value	$897,927	$897,927	$—	$—

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2014 and 2013

(Unaudited)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Income

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays certain of the usual and reasonable expenses of the Plan and the Plan administrator.  Participants are charged transaction fees for loan and withdrawal processing.  Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2014 and 2013

(Unaudited)

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013, are as follows:

	2014	2013
Hospira common stock	$829,669	$541,011
Blackrock Lifepath Index 2030 Portfolio, K	196,915	158,360
Victory Diversified Stock I	78,826	67,896

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$262,159
Mutual funds	3,872
Net appreciation	$266,031

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan’s assets is invested in Hospira common stock.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and applicable law.  In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

Hospira Puerto Rico Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS -CONTINUED

December 31, 2014 and 2013

(Unaudited)

NOTE F - TAX STATUS

The Puerto Rico Department of the Treasury has determined and informed the Company, by a letter dated September 5, 2006, that the Plan and related trust are designed in accordance with applicable sections of the PR-Code.  The Plan has been amended since the applicable date of the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the PR-Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE G — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2014 through the date these financial statements were available to be issued.  Other than as disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

On February 5, 2015, Hospira and Pfizer Inc. announced that they have entered into a definitive merger agreement under which Pfizer Inc. will acquire Hospira.  Pursuant to the merger agreement, and upon the terms and subject to the conditions thereof, at the effective time of the merger, each share of Hospira common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $90.00 in cash, without interest thereon and less any applicable withholding taxes (other than any shares of Hospira common stock owned by Hospira as treasury stock, any shares owned, directly or indirectly, by Pfizer or its subsidiaries (including Perkins Holding Company, a wholly owned subsidiary of Pfizer), and dissenting shares, if any which will not be so converted).  The transaction is expected to close the second half of 2015.

SUPPLEMENTAL SCHEDULE

Hospira Puerto Rico Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2014

(Unaudited)

Identity of party involved/		Current
description of asset	Cost (a)	value

Common Stock
*Hospira, Inc.		$829,669

Mutual funds
Aberdeen Emerging Markets Fund		2,633
American Funds EuroPacific Growth Fund, Class R6		23,992
Blackrock Lifepath Index Retirement Portfolio, K		999
Blackrock Lifepath Index 2020 Portfolio, K		55,622
Blackrock Lifepath Index 2030 Portfolio, K		196,915
Blackrock Lifepath Index 2040 Portfolio, K		10,639
Blackrock Lifepath Index 2045 Portfolio, K		6,400
Eaton Vance Small Cap Fund, I		7,080
Hartford Mid Cap Holdings		16,657
PIMCO All Asset Fund		1,172
PIMCO Total Return Fund		8,739
Vanguard Extended Markets Index Fund, Signal		1,566
Vanguard 500 Index Fund, Signal		35,564
Vanguard Prime Money Market Fund		2,000
Vanguard Total Bond Market Index Fund Admiral		1,058
Victory Diversified Stock I		78,826

*Participants notes receivable, 3.25%		64,807

		$1,344,338

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Puerto Rico Retirement Savings Plan
(Name of Plan)

/s/ Bakir Vitehskich
Date: June 4, 2015	Bakir Vitehskich,
Plan Administrator